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09059702

SECURITIE[S AND EXCHANGE COMMISSION]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. Goldman Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue
(No. and Street)

New York (City) | NY (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald [illegible] 212-404-5732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co., LLP formerly Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Feig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. Goldman Capital LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

SUBSCRIBED AND SWORN TO BEFORE ME THIS 24 DAY OF February, 2009.

BY

NOTARY PUBLIC

TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires Nov. 7, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. GOLDMAN CAPITAL LLC

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Members of
S. Goldman Capital LLC

We have audited the accompanying statement of financial condition of S. Goldman Capital LLC (the "Company") as of December 31, 2008, and the related statements of income and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. Goldman Capital LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

New York, New York
February 24, 2009

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 41 Front Street, Rockville Centre, NY 11570 • 516.766.7345

S. GOLDMAN CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 133,230
Due from clearing brokers	363,656
Securities owned, at market value	832,019
Prepaid expenses	4,000
Total Assets	$ 1,332,905

LIABILITIES AND MEMBERS' EQUITY

Note payable, member	$ 735,581
Accrued expenses and other liabilities	6,000
Total Liabilities	741,581
Members' equity	591,324
Total Liabilities and Members' Equity	$ 1,332,905

See accompanying notes to the financial statements.

S. GOLDMAN CAPITAL LLC

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions	$ 3,311,675
Trading losses	(2,698,556)
Investment income	69,853
Total Revenues	682,972
EXPENSES	
Compensation and overhead allocation	317,664
Professional fees	3,435
Regulatory fees	7,423
Rent and occupancy costs	32,525
Interest expense	18,856
Other operating expenses	20,802
Total Expenses	400,705
Net Income	282,267
Members' Equity - January 1, 2008	209,057
Members' Contributions	100,000
Members' Equity - December 31, 2008	$ 591,324

See accompanying notes to the financial statements.

S. GOLDMAN CAPITAL LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 282,267
Adjustments to reconcile net income to net cash used by operating activities:	
Gain on securities contributed by member	(36,081)
Changes in operating assets and liabilities:	
Increase in due from clearing brokers	(363,656)
Increase in securities owned, at market price	(63,919)
Increase in prepaid expenses	(4,000)
Decrease in accounts payable and accrued expenses	(4,000)
Net Cash Used by Operating Activities	(189,389)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from note payable, member	3,562
Members' contributions	100,000
Net Cash Provided by Financing Activities	103,562
Net Decrease in Cash and Cash Equivalents	(85,827)
Cash and Cash Equivalents - January 1, 2008	219,057
Cash and Cash Equivalents - December 31, 2008	$ 133,230
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for interest expense	$ 17,275

See accompanying notes to the financial statements.

S. GOLDMAN CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. ORGANIZATION AND BUSINESS

S. Goldman Capital LLC (the "Company") was organized as a limited liability company on January 2, 2007 under the laws of the State of New York and is subject to the provisions of the New York State Limited Liability Company Act. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on December 7, 2007. The accompanying financial statements include the results of operations of S. Goldman Capital LLC for the year ended December 31, 2008. The Company operates primarily as an introducing broker for which it earns commissions and trading for its own account. The members share profits and losses equally and each member's liability is limited. The Company continues indefinitely until such time it is terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

c) Due From Clearing Brokers

Due from clearing brokers represents cash and commissions earned as an introducing broker. The Company does not carry accounts for customers or perform custodial functions related to customer securities. The Company may borrow funds from the brokers in order to purchase securities for its own account. The Company is charged interest on borrowed funds until repaid. The Company is required to maintain a deposit with a clearing broker of $1,000,000 of which $250,000 may not be used for computing net capital.

d) Securities Transactions

The Company records securities transactions and the related revenue and expense on a trade date basis. Proprietary securities transactions in regular way trades are recorded on a trade date basis, as if they have settled. Marketable securities are valued at fair market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Income Taxes

No provision has been made for Federal or NYS income taxes since the Company is treated as a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members.

The Company has elected to defer the application of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3. FIN 48 is effective for the Company's annual financial statements in fiscal years beginning after December 15, 2008. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB 109.

The determination of uncertain tax positions for these financial statements prior to the implementation of FIN 48 uses the tax positions reported on the Company's tax returns which are based on the requirements for filing tax returns under the various taxing authorities for the applicable fiscal period. These filings may be subject to amendment or change during an examination by the various taxing authorities, which has not been considered in the determination of the Company's tax assets or liabilities included in these financial statements. The technical merits of the Company's tax positions are derived from sources of authorities in the tax law (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax positions.

3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate that is 100% owned by one of its members. The agreement stipulates that certain payroll and related costs and benefits and other overhead costs are to be reimbursed to the affiliate for use of the facilities and personnel. Such costs totaling approximately $318,000 have been classified as compensation and overhead on the statement of income.

4. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

5. NOTE PAYABLE, MEMBER

The Company borrowed securities with a market value of approximately $768,000 from one of its members' on December 9, 2008. The demand note bears interest at the 3 month LIBOR rate plus 200 basis points and is reset at end of each calendar quarter. The principal of the note fluctuates with the changes in market value of the underlying securities. The principal including any unpaid interest is scheduled to be repaid in 2009. Accrued interest is due by the 15th of the month following the end of a quarter. Interest expense of approximately $1,500 has been charged to the income statement. The market value of these securities as of December 31, 2008 is approximately $732,000 with the net gain of $36,000 classified on the statement of income under trading losses.

6. COMMITMENTS AND CONTINGENCIES

In February 2008, the Company entered into an operating lease for office space. The lease is on a month to month basis and the minimum monthly rent is $3,000. Rent expense for the year ended December 31, 2008 was $32,525.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2008 the Company had net capital of $250,013, which was $150,013 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.97 to 1.

SUPPLEMENTAL INFORMATION

S. GOLDMAN CAPITAL LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	
Total members' equity as of December 31, 2008	$ 591,324
Less: non allowable assets	(254,000)
Haircuts on securities and money market funds	(87,311)
NET CAPITAL	$ 250,013
MINIMUM NET CAPITAL REQUIRED (GREATER OF 6 2/3% OF A.I. OR $5,000)	$ 100,000
EXCESS NET CAPITAL	$ 150,013
TOTAL AGGREGATE INDEBTEDNESS (A.I.)	$ 741,581
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.97:1

There were no material differences between the audited Computation of Net Capital included above and the corresponding schedule included in the Company's unaudited December 31, 2008 Part IIA FOCUS filing.

See accompanying notes to the financial statements.

S. GOLDMAN CAPITAL LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (i) of the rule.

See accompanying notes to the financial statements.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors and Members of
S. Goldman Capital LLC

In planning and performing our audit of the financial statements of S. Goldman Capital LLC (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 41 Front Street, Rockville Centre, NY 11570 • 516.766.7345

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Graf Repetti & Co., LLP

New York, New York
February 24, 2009

S. GOLDMAN CAPITAL LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2008